NORTHWEST PIPE COMPANY

5721 SE Columbia Way, Suite 200

Vancouver WA 98661

(360) 397-6300

November 3, 2009

United States Securities and Exchange Commission

1 Station Place, N.E.

Mail Stop 4631

Washington, D.C. 20549-4631

Attn: Tracey McKoy, Division of Corporation Finance

RE:	Northwest Pipe Company
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009 Definitive Proxy Statement Filed April 3, 2009
File No. 000-27140

Dear Ms. McKoy:

We are submitting this letter in response to your follow-up correspondence dated September 28, 2009. The following sets forth the comments made in your letter and our responses thereto:

Form 10-K for the Fiscal Year Ended December 31, 2008

Results of Operations, page 22

1. Comment: We appreciate your response to our prior comment 1. Although sales in the Water Transmission segment is earned under contracts and accounted for using the percentage-of-completion method, it is not clear how this would preclude or significantly limit your ability to provide quantification of the material effects of significant events. On page 22, you attribute the segment’s 31% decrease in fourth quarter sales over the prior year to three distinct causes: the postponement of a major project, the shut down of your highest volume production line to install a new spiral weld mill, and weather issues. Quantitative disclosure appears to be necessary in order for an investor to understand the relative impact and significance of these three discrete events. For example, while you do not know the exact amount of sales that would have been recognized under the project had it not been postponed, this does not preclude you from providing other quantified information that would be useful to an investor to understand the degree of the impact. Such information could include the size of the contract, the revenues earned in the prior period related to the customer, etc. We remind you the disclosure cited in our prior comment were examples, not meant to be a comprehensive list, and merely representative of issues noted throughout your discussion. In MD&A in your Form 10-Q for the period ended June 30, 2009, the discussion of results of operations continues to be very general. While sales decreased 33%, from $112 million for the second quarter of 2008 to $75 million for the second quarter of 2009, you attribute the decrease in the Water Transmission segment to “timing of production in certain of our facilities.” Statements such as “Bidding activity, backlog and sales resulting from the award of new projects, or the production of current projects, may vary significantly from period to period” are boilerplate and provide very little useful information for investors. Your discussion of the decrease in sales in the Tubular Products segment does mention the decrease in the volume of the energy pipe product line; however, the discussion of the 58% drop in second quarter sales in this segment is still extremely limited. In future filings please expand the discussion in MD&A to provide investors with material information that is necessary to an understanding of your performance, as well as your prospects for the future. Your discussion should include analysis explaining the underlying reasons or implications of trends and events, interrelationships between constituent elements, and the relative significance of those matters. Please refer to SEC Release 33-8350 for extensive guidance on this subject.

Response: We will continue to endeavor to expand the discussion in MD&A to provide investors with material information that is necessary to an understanding of our performance, as well as our prospects for the future.

2. Comment: In response to prior comment 1 you state you will enhance disclosure in future filings to quantify the effects of changes in prices and volumes of products sold whenever that information is material. We note Tubular Products sales during the period ending June 30, 2009, decreased substantially due to reduced volume, as well as reduced selling prices. It appears a quantification of the effects of changes in prices and volumes during this period, including an analysis of trends and the interrelationship of these effects, would be useful and material to an understanding of the company through the eyes of management. Please provide this disclosure in future filings.

Response: We will provide a quantification of the effects of changes in prices and volumes in future filings.

Critical Accounting Policies, page 19

Goodwill, page 20

3. Comment: We note your response to prior comment 4 and appreciate the expanded disclosure you propose to include in future filings regarding the goodwill assigned to the Tubular Products reporting unit. In future filings, disclose whether the fair value of this reporting unit is substantially in excess of carrying value.

Response: As applicable, we will disclose whether the fair value of the Tubular Products reporting unit is substantially in excess of carrying value in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

4. Comment: Your response to prior comment 7 suggests you will limit discussion of inventory to incidents of “material changes in (your) results of operations”, and your discussion of outlook to “when it is reasonably likely to have a material effect on (your) business.” Based on your discussion of the judgments you have applied in your consideration of the accounting for the recoverability of inventory, it appears your judgments and estimates in this area already have a significant impact on your operations and meet the definition of critical accounting estimates, as described in Section 501.14 of the Codification of FRRs and SEC Release 338350. Please refer to this guidance and provide appropriate discussion of the critical accounting policies and estimates related to your evaluation of inventory for impairment. This discussion should include a description of testing mechanics, methods and assumptions, including assumptions relating to future sales, and to the return of steel prices to a higher level over a specific timeframe. Include a clear analysis of the uncertainty associated with the key assumptions, any potential events and circumstances that could have a negative effect, and the potential impact to future operations from other reasonably likely scenarios.

Response:

In future filings, we intend to expand the discussion of the critical accounting policy and estimates related to our evaluation of inventory for impairment. Below is the proposed modified disclosure (italicized text is new disclosure):

“Inventories are stated at the lower of cost or market, which we evaluate by looking at inventory in its entirety. Determining market value of inventories involves judgments and assumptions made by management, including projecting selling prices and costs of sales. To project market value, management reviews recent sales and gross profit history, existing customer orders, current contract prices, industry analysis of supply and demand, seasonal factors, general economic trends and other information, as applicable. Raw material inventories of steel are stated at cost…”

Supplementally, we advise the Staff that our gross margin, the primary indicator we use as a measure of market value over cost, was 14% at June 30, 2009, down from the prior quarter due to lower selling prices as discussed, but still well above break even. As we looked ahead, we continued to expect positive gross margins, due to our expectations of an improvement in pricing and of operational costs at a consistent level. We also expected our raw material costs to increase, but not at a level that would negatively impact our margins. Consequently, we did not believe the utility of our inventory in total was below our cost.

Definitive Proxy Statement Filed April 3, 2009

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

5. Comment: We note your responses to comments eight and nine in our letter dated July 23, 2009. We are still unclear as to the role your compensation consultant played in the compensation decisions for your named executive officers. Please clarify whether the compensation consultant provided you with compensation data for other companies and, if it did, please tell us how you used this data.

Response: The compensation consultant provided to the Compensation Committee information about long-term incentive award programs used by certain peer companies identified by the compensation consultant. The information provided to the Compensation Committee included, for each peer company, the type of long-term incentive award program it uses (i.e. stock options, performance plans, or restricted stock) and an identification of the nature of performance measures used by the peer company in connection with these long-term incentive awards (i.e. growth measures, earnings per share measures, net income measures, etc.). The compensation consultant did not provide the Committee with data on the levels or amounts of incentive awards made by the peer companies, nor on the specifics of the performance measurements used by the peer companies. The compensation consultant also provided to the Compensation Committee information as to long-term incentive compensation levels, as a percentage of salary, based on the consultant’s database of publicly traded durable goods manufacturing companies of less than $1 billion in revenue. As discussed in our previous response, this information from the compensation consultant was used by the Compensation Committee to serve as a broad “market check”, but was not used for the purpose of determining the award amounts or the performance targets for the Company’s long-term incentive plan.

Performance-Based Incentive Compensation, page 11

6. Comment: We note your response to comment ten in our letter dated July 23, 2009. Please note that in future filings you must disclose the performance targets. Specifically, you should quantify the targets (i.e., disclose the dollar amounts of the earnings, revenue and budget targets). You should also disclose the extent to which your compensation committee subsequently adjusted performance awards tied to the achievement of the performance targets. The process by which the final incentive awards received by your named executive officers were determined should be transparent to investors. Finally, as previously requested, please tell us what the performance targets were for fiscal year 2008.

Response: We will disclose the specific performance targets in future filings and, if applicable, the extent to which our Compensation Committee subsequently adjusted performance awards tied to the achievement of the performance targets.

Separately, we’ve presented below the performance targets for 2008.

Levels established by consideration of 2007 results ($ in millions):

	2008 “Threshold” Performance Level	2008 “Target” Performance Level	2008 “Maximum” Performance Level
Net income	$17	$21	$31
Water Transmission controllable operating profit[1]	$37	$47	$70
Tubular Products controllable operating profit[2]	$7	$8	$12
Revenues	$306	$383	$574
Water Transmission Revenues[1]	$230	$288	$432
Tubular Products Revenues[2]	$76	$95	$143

Levels established by consideration of the 2008 plan ($ in millions):

	2008 “Threshold” Performance Level	2008 “Target” Performance Level	2008 “Maximum” Performance Level
Net income	$21	$30	$44
Water Transmission controllable operating profit[1]	$42	$60	$90
Tubular Products controllable operating profit[2]	$9	$13	$20

[1]	This performance target was used for Mr. Stokes in lieu of the Company level performance target
[2]	This performance target was used for Mr. Mahoney in lieu of the Company level performance target

7. Comment: We note your response to comment eleven in our letter dated July 23, 2009. Your response does not provide sufficient detail about the factors considered by the compensation committee. Please provide us with a materially complete description of the factors that went into the decision to pay the discretionary bonuses. For example, what were the most important individual factors that the committee considered for each named executive officer? What aspects of company performance factored into the decision? Please be specific in your response.

Response: We advise the Staff that the discretionary bonuses included in the “Bonus” column of our summary compensation table are one and the same as the Performance Based Incentive Compensation and the performance targets relevant to the Performance Based Incentive Compensation are set forth in our response to comment 6. No subsequent adjustment was made to the performance awards in 2008.

* * * *

If you have any questions or require additional information, please call me at (360) 397-6250 or fax me at (360) 397-6257.

Respectfully yours,

/s/ Stephanie J. Welty
Stephanie J. Welty
Senior Vice President, Chief Financial Officer